

October 14, 2010

Mr. William Wright
President and Chief Financial Officer
Infrared Systems International
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

   RE: **Infrared Systems International**
      Form 10-K for the fiscal year ended September 30, 2009
      Filed December 18, 2009
      Form 8-K filed April 16, 2010
      Form 8-K filed April 21, 2010
      File No. 333-147367

Dear Mr. Wright:

   We have reviewed your response filed September 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Forms 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1. Please refer to our prior comments 1 and 11. We note from your response that the $170,000 note receivable was accounted for on IAI's balance sheet but that with the impending distribution, you adjusted the consolidated balance sheet to reflect the net assets and liabilities post distribution. You also explain that you elected to impair the assets of the subsidiary. To help us better understand the reasons for your accounting, please respond to the following:

    - Tell us how your adjustments to the consolidated balance sheet to reflect the assets and liabilities post distribution is consistent with the guidance in FASB ASC 360-10-45 (formerly paragraph 27 of SFAS 144) that requires assets to be distributed to owners in a spinoff continue to be classified as held and used until such point that they are spinoff of.
    - If you intended to say that in light of the changes in the circumstances surrounding the assets now held by the subsidiary you tested for impairment and concluded that the assets were impaired, please document that process in your response, specifically explaining how you complied with FASB ASC 360-10-35-21 (previously paragraph 8 of SFAS 144) and clearly discuss the results of the test that led to the conclusion that the assets were impaired.
    - Tell us where on your consolidated statement of operations you recorded the related impairment expense.

2. We note, from your Form 10-Q for the period ended March 31, 2010, the assets and liabilities presented on the company's balance sheet as of March 31, 2010. We note that they represent the amounts that were transferred to IAI following the April 14. 2010 transaction. Please provide us with IAI's balance sheet as of June 30, 2010 and reconcile each asset and liability caption presented at March 30, 2010 to the June 30, 2010 balance sheet. Show the amount of the related impairment charge you recorded for each line item.

3. We see that you appropriately included the revenues of IAI on your income statement and see that they comprise 78% of your total revenues for the most recent quarter. In light of your related impairment of the assets of IAI and expected distribution, in future filings, if true, please revise your discussion in MD&A to explain that you do not expect the royalty revenues to continue after the subsidiary distribution. We noted your current disclosure in Form 10-Q for the quarterly period ended June 30, 2010, which states that you expect royalties and service revenue will remain relatively flat for the balance of 2010 and begin to show increases in 2011. There appears to be no related discussion that the revenues from royalties are not expected to continue after the subsidiary distribution.

4. We note from your responses to our comments 2 and 3 that you established the fair value of primarily the physical assets acquired from ProPalms. To help us understand your accounting, please address the following:

    *   Clarify for us whether the property and equipment were the only assets acquired as part of the acquisition.
    *   Tell us the total consideration you provided to ProPalms to acquire Focus, how you determined the value of that consideration (i.e., purchase price) and how you allocated the purchase price as part of your accounting for the acquisition.
    *   As we note that Focus was an operating business, please explain why it would be appropriate to value the consideration you provided to ProPalms based solely on the physical assets you received.
    *   Provide us with revised footnote disclosure that includes a detailed discussion of the acquisition including all of the disclosures required by FASB ASC 805-10-50, 805-20-50, and 805-30-50 (formerly paragraphs 68 and 72 of SFAS 141R).

5. We note from your response to our prior comment 5 that you determined the Focus transaction was not material based on your post-acquisition assessment and you recorded the acquisition at the cost method of purchase accounting. It appears you may meet one or more of the significance tests under Rule 1-02(w) to provide historical financial statements for Focus. Please provide us with your significance tests as set forth under Rule1-02(w) along with the reason why you believe financial statements of Focus in your previously filed Form 8-K were not required. Refer to the guidance in Rule 8-04 and Rule 1-02(w) of Regulation S-X.

6. In addition, explain what you mean by the cost method of purchase accounting and reference the GAAP literature upon which you are basing your accounting. Explain why the cost method would be used when you purchased 100% of Focus from Propalms.

Form 10-Q for the three and nine months ended June 30, 2010

Financial Statements, page 3

7. We note from your response to our prior comment 6 that the investment recorded on your balance sheet as a current asset represents a receivable from ProPalms you received in exchange for fully vested shares of preferred stock. Please tell us your consideration of SAB Topic 4E and explain how you determined that the

investment receivable for the preferred shares should be presented as an asset rather than as a deduction from stockholders' equity.

8. In this regard, we also noted from your response that the investment was to be made over the course of 120 days but only $17,809 of the $250,000 investment has been made and if the remainder has not been paid within one year the receivable will be written down.

    *   Tell us if you have modified the investment agreement with ProPalms to extend the period over which the amounts investment is paid.
    *   Describe to us any remedies you have regarding the collection of the investment and for the return of the Preferred Shares.
    *   Tell us why you determined you would write the investment down after one year of non-payment and not sooner, for example - after 120 days.
    *   Tell us whether the $250,000 due from ProPlams represents payment for 750,000 shares of preferred stock issued to ProPalms. If that is not the case, please explain to us why ProPalms would be required to return shares of preferred stock if you do not receive the required payments.

9. We note your response to our prior comment 8. We see from the rollforward provided that you completed a 10:1 forward split of your common shares on June 10, 2010. It does not appear that you reflected the split retroactively in accordance with FASB ASC 260-10-55 (formerly paragraph 54 of SFAS 128) and SAB Topic 4:C. In addition, we note that the authorized share amounts presented on your balance sheet do not reflect the post stock split amount. To help us better understand the impact of this error, please provide us with revised primary financial statements that appropriately reflect the stock split retroactively for all periods presented in your Form 10-Q for the period ended June 30, 2010.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3212 with any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief